UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENT THERETO FILED
                              PURSUANT TO 13d-2(b)*


                          DECKERS OUTDOOR CORPORATION
                        ---------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   243537107
                                 --------------
                                 (CUSIP Number)

                                January 1, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     [ ]   Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                      (Continued on the following page(s))

                               Page 1 of 5 Pages

                                 SCHEDULE 13G
----------------------                                         -----------------
CUSIP NO. 243537107                                            Page 2 of 5 Pages
----------------------                                         -----------------

1  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   MARK THATCHER
   -----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
   -----------------------------------------------------------------------------
3  SEC USE ONLY

   -----------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
   -----------------------------------------------------------------------------
                 5  SOLE VOTING POWER
                    578,473
    NUMBER OF       ------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
   BENEFICIALLY     0
    OWNED BY        ------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
    REPORTING       578,473
     PERSON         ------------------------------------------------------------
      WITH       8  SHARED DISPOSITIVE POWER
                    0
                    ------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   578,473
   ----------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


   -----------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   6.1%
   -----------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
   -----------------------------------------------------------------------------

ITEM 1(a) NAME OF ISSUER:

          DECKERS OUTDOOR CORPORATION

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          495-A SOUTH FAIRVIEW AVENUE
          GOLETA, CALIFORNIA  93117

ITEM 2(a) NAME OF PERSON FILING:

          MARK THATCHER

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          P.O. BOX 968
          FLAGSTAFF, ARIZONA  86002

ITEM 2(c) CITIZENSHIP:

          UNITED STATES

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          COMMON STOCK, $.01 PAR VALUE

ITEM 2(e) CUSIP NUMBER:

          243537107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,
          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act,
          (d) [ ] Investment company registered under Section 8 of the Investment Company Act,
          (e) [ ] An Investment Adviser registered under Section 203 of the Investment Advisers Act,
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,
         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. OWNERSHIP.

         MARK THATCHER

         (a)  AMOUNT BENEFICIALLY OWNED:
              CONSISTS OF 428,473 SHARES OF DECKERS OUTDOOR CORPORATION COMMON STOCK ("COMMON STOCK") AND OPTIONS TO ACQUIRE 150,000 ADDITIONAL SHARES OF COMMON STOCK.

         (b)  Percent of Class: 6.1%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:                578,473
              (ii)  shared power to vote or to direct the vote:                    0
              (iii) sole power to dispose or to direct the disposition of:   578,473
              (iv)  shared power to dispose or to direct the disposition of:       0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     NOT APPLICABLE.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     NOT APPLICABLE.

ITEM 10. CERTIFICATION

     BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         By: /s/ Mark Thatcher
                                             -----------------------------------
                                             Mark Thatcher

                                             January 11, 2002
                                             -----------------------------------
                                             Date

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